Filed pursuant to Rule No. 424(b)(3) File No. 333-83334

PROSPECTUS SUPPLEMENT NO. 10 (To Prospectus dated March 15, 2002)

$1,200,000,000 CENDANT CORPORATION 3 7/8% Convertible Senior Debentures due 2011 and shares of CD common stock issuable upon conversion of the debentures

This prospectus supplement supplements the prospectus dated March 15, 2002 of Cendant Corporation, as supplemented on April 15, 2002, May 7, 2002, May 31, 2002, July 2, 2002, August 26, 2002, January 15, 2003, January 30, 2003, April 11, 2003 and January 9, 2004, relating to the sale by certain of our securityholders (including their pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders’ interests) of up to $1,200,000,000 aggregate principal amount of debentures and the shares of CD common stock issuable upon conversion of the debentures. You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The table of selling securityholders contained in the prospectus is hereby amended to add the entities who are named below as selling securityholders:

Name	Aggregate Principal Amount at Maturity of Debentures That May Be Sold	Percentage of Debentures Outstanding	Number of Shares of CD Common Stock That May Be Sold(1)	Percentage of Shares of CD Common Stock Outstanding(2)
Aid Association for Lutherans	$ 3,000,000	*	124,740	*
GLG Market Neutral Fund	10,000,000	1.2%	415,800	*

*	Less than one percent (1%).

(1)	Assumes conversion of all of the holder’s debentures at a conversion rate of 41.58 shares of CD common stock per $1,000 principal amount of the debentures. This conversion rate is subject to adjustment, however, as described under “Description of Debentures — Conversion Rights.” As a result, the number of shares of CD common stock issuable upon conversion of the debentures may increase or decrease in the future. Does not include shares of CD common stock that may be issued by us upon purchase of the debentures by us at the option of the holder.

(2)	Calculated based on Rule 13d-3(d)(1) of the Exchange Act, using 1,007,659,616 shares of CD common stock outstanding as of January 31, 2004. In calculating this amount for each holder, we treated as outstanding the number of shares of CD common stock issuable upon conversion of all of that holder’s debentures, but we did not assume conversion of any other holder’s debentures. Does not include shares of CD common stock that may be issued by us upon purchase of the debentures by us at the option of the holder.

Investing in the debentures or shares of CD common stock involves risks that are described in the “Risk Factors” section beginning on page 14 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 3, 2004.